[redacted]

14049323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRANT POINT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVENUE, #24th Floor
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Beiqing Zheng 212-974-4728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEITH K. ZHEN, CPA
(Name – *if individual, state last, first, middle name*)

2070 WEST 6TH STREET	BROOKLYN	NEW YORK	11223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Linda Beiqing Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brant Point Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JENNIFER L. TANDLER
Notary Public, State of New York
No. 01TA6275209
Qualified in New York County
Commission Expires January 22, 2017

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANT POINT CAPITAL, LLC

Financial Statements and Supplemental Schedules

December 31, 2013

(With Independent Auditor's Report Thereon)

BRANT POINT CAPITAL, LLC

December 31, 2013

Table of Contents

KEITH K. ZHEN

CERTIFIED PUBLIC ACCOUNTANT
2070 WEST 6TH STREET, BROOKLYN, NY 11223
TEL (347) 408-0693 FAX (347) 602-4686

INDEPENDENT AUDITOR'S REPORT

To the Member of
Brant Point Capital, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statement financial condition of Brant Point Capital, LLC (the "Company"), as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brant Point Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Keith K. Zhen

Keith K. Zhen
Brooklyn, New York
February 28, 2014

BRANT POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash	$	44,957
Accounts receivable		1,628
TOTAL ASSETS	$	46,585
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	5,635
TOTAL LIABILITIES		5,635
Member's equity		40,950
TOTAL MEMBER'S EQUITY		40,950
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	46,585

The accompanying notes are an integral part of these financial statements.

BRANT POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Brant Point Capital, LLC (the "Company") was formed as a Delaware limited liability company on September 29, 2009. The Company is a wholly owned subsidiary of PPIH, LP ("the Parent"). Effective March 25, 2011, the Company was registered under the Securities Exchange Act of 1934 as a broker-dealer and was approved as a member firm by the Financial Industry Regulatory Authority ("FINRA"). The Company provides mortgage security advisory services including Residential Mortgage Backed Securities, Asset Backed Securities and Whole Loan businesses. To date the Company has earned no revenues and depends on the Parent for support.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company records income as earned.

Income Taxes

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

As a limited liability company, the member is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal or state income taxes is included in the accompanying financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company bears the costs of its filing, registration fees and operations of its business. The Company has an expense sharing agreement with the Parent. The agreement allows the Parent or any of their other subsidiaries to allocate rent, salaries, benefits and certain other expenses incurred in connection with the business and operations. For the year ended December 31, 2013, the Company was allocated expenses totaling $257,117 from the Parent, which were paid by the Parent and contributed as capital to the Company. The Company is dependent upon the Parent for financial support.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $39,322 which is $34,322 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.1433 to 1.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2014, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.